Exhibit 99.1

argenx reports second quarter business update and half-year 2017 financial results

Management to host conference call today at 3 p.m. CEST / 9 a.m. EDT

August 24, 2017

Breda, the Netherlands / Ghent, Belgium – argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced its second quarter business update and half-year financial results for 2017.

The half-year results will be discussed during a conference call and webcast presentation today at 3 p.m. CEST/ 9 a.m. EDT. To participate in the conference call, please select your phone number below, and use the confirmation code 3427020. The webcast may be accessed on the homepage of the argenx website at www.argenx.com or by clicking here.

“The first half of 2017 has been a period of momentous growth for argenx. We completed our U.S. public offering on Nasdaq, which not only broadened our U.S. shareholder base, but also provided us with additional capital to push forward the development of our two lead drug candidates ARGX-113 and ARGX-110.  ARGX-113 is progressing in both MG and ITP studies. ARGX-110 is continuing to show encouraging signs of biological activity and a promising safety profile in CTCL patients and is being tested in a combination trial in newly diagnosed AML patients. We expect to have top-line data from the Phase 2 studies in 2018, “ commented Tim Van Hauwermeiren, CEO of argenx. “We also furthered our commitment to our antibody pipeline, which we continue to grow through our strategic collaborations. We announced two new partnerships this year with Staten Biotech and Broteio in very exciting therapeutic areas and made progress with our ongoing collaborations with AbbVie and Leo resulting in two milestone payments in the second quarter. Through both our wholly-owned and partnered programs, we are driving our mission forward to develop differentiated antibody candidates for patients in need.”

SECOND QUARTER 2017 AND RECENT BUSINESS HIGHLIGHTS

Products in clinical development:

ARGX-113

•    Reached 50% enrollment in Phase 2 clinical trial of ARGX-113 in myasthenia gravis (MG). The double-blind, placebo-controlled Phase 2 study is enrolling up to 24 MG patients with confirmed generalized muscle weakness.

ARGX-110

•    Launched Phase 2 study of ARGX-110 as a monotherapy in relapsed/refractory cutaneous T-cell lymphoma (CTCL) patients. The goal of the study is to further evaluate the intrinsic activity of the drug in CTCL patients and to broaden the safety and efficacy database.

•    Presented updated data from Phase 1b expansion study of ARGX-110 in patients with CTCL at the International Conference of Malignant Lymphoma (ICML). Data

continue to show evidence of clinical and/or biological anti-tumor activity across different CTCL subtypes and different disease stages.

ARGX-111

•                 Met safety endpoints in the Phase 1 clinical trial. Complete data set presented from ARGX-111 Phase 1b study in patients with advanced cancers over-expressing the MET protein at Best of ASCO Asia 2017 (Singapore).

Collaborations:

•                 Received first of two preclinical milestone payments from AbbVie under our collaboration for ARGX-115, triggering a $10 million payment from AbbVie.

•                 Received second preclinical milestone payments in collaboration with LEO Pharma for ARGX-112. argenx is responsible for conducting ARGX-112 research and development activities up to a first filing by LEO Pharma for clinical trial application (CTA) approval.

•                 Announced publication of new preclinical data in ‘Nature Medicine’ on ARGX-116 inhibiting ApoC3, a metabolic target correlated with blood lipid levels, that provide further rationale for the therapeutic potential of ARGX-116 for the treatment of dyslipidemia.

Corporate:

•                 Continued execution of intellectual property strategy with multiple grants and notices of allowance for SIMPLE AntibodyTM platform (U.S. and EU), ARGX-110 (U.S., EU, and Japan) and ARGX-111 (Japan and EU). argenx now has 128 patents granted and 68 pending patent applications.

•                 Increased headcount to 67 persons in support of the expansion of the business.

FINANCIAL HIGHLIGHTS (as of June 30, 2017) (compared to financial highlights as of June 30, 2016)

•                 Raised approximately €102 million ($115 million) of gross proceeds (before underwriter discounts and commissions and offering expenses) with Nasdaq initial public offering (IPO) in the United States of 6,744,750 American Depositary Shares (ADSs), at a price to the public of $17.00 per ADS. This includes the full exercise of the underwriters’ option to purchase additional ADSs.

•                 Operating income of €23.9 million (June 30, 2016: €7.0 million).

•                 Total comprehensive loss of €8.2 million (June 30, 2016: €7.4 million).

•                 Cash position of €173.4 million (cash, cash-equivalents and current financial assets) allowing argenx to pursue development of its pipeline as planned.

UPCOMING MILESTONES

ARGX-113

•                 Topline data from Phase 2 study in MG expected in 1Q 2018 and topline data from Phase 2 study in ITP expected in 2H 2018.

•                 Initiation of Phase 1 clinical trial of subcutaneous dosing in healthy volunteers expected in 2H 2017.

ARGX-110

•                 Interim data from Phase 1/2 study in AML and Phase 2 study in CTCL each expected by the end of 2017 (workshop in conjunction with the ASH Annual Meeting), and topline data from Phase 2 study in CTCL expected by the end of 2018.

KEY FIGURES (CONSOLIDATED AND UNAUDITED)

	Six months ended June 30, 2016	Six months ended June 30, 2017	Variance
(in thousands of €)

Revenue	5,656	22,448	16,792
Other operating income	1,317	1,436	119
Total operating income	6,973	23,884	16,911
Research and development expenses	(11,263)	(25,592)	(14,329)
General and administrative expenses	(3,063)	(5,045)	(1,982)
Operating loss	(7,353)	(6,753)	600
Financial income	39	9	(30)
Financial expenses	0	0	0
Exchange gains/(losses)	(42)	(854)	(812)
Loss before taxes	(7,356)	(7,598)	(242)
Income tax income/(expense)	0	(597)	(597)
TOTAL COMPREHENSIVE PROFIT / (LOSS)	(7,356)	(8,195)	(839)

Net increase / (decrease) in cash, cash-equivalents and current financial assets compared to year-end 2015 and 2016	66,417	76,701	10,284

Cash, cash-equivalents and current financial assets at the end of the period	108,744	173,429	64,685

DETAILS OF THE FINANCIAL RESULTS

Operating income reached €23.9 million for the six months ended June 30, 2017, compared to €7.0 million for the six months ended June 30, 2016. The increase in operating income in 2017 results primarily from (i) the deferred revenue recognized from the collaboration agreement signed with AbbVie in April 2016 and (ii) the milestone payments received in the first half of 2017 from AbbVie and LEO Pharma.

Research and development expenses amounted to €25.6 million as of June 30, 2017, compared to €11.3 million as of June 30, 2016. The increase is primarily related to the advancement of the clinical development of ARGX-113 and ARGX-110 and other preclinical and discovery-stage product candidates.

General and administrative expenses totaled €5.0 million for the six months ended June 30, 2017, compared to €3.1 million for the six months ended June 30, 2016. The increase primarily resulted from higher personnel expenses, office costs and consulting fees incurred to support our growth and prepare argenx to become and operate as a Nasdaq-listed company.

argenx generated a total comprehensive loss of €8.2 million for the six months ended June 30, 2017, compared to a net loss of €7.4 million for the six months ended June 30, 2016.

On June 30, 2017, argenx’s cash, cash equivalents and current financial assets amounted to €173.4 million, compared to €96.7 million on December 31, 2016 and €108.7 million on June 30, 2016. The significant increase in argenx’s cash, cash equivalents and current financial assets is explained by the U.S. IPO on Nasdaq in May 2017.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

Dial-in numbers:

Please dial in 5–10 minutes prior to 3 p.m. CET/ 9 a.m. EDT using the number and conference ID below.

Confirmation Code: 3427020

United Kingdom: +44 20 3427 1903

National free phone – United Kingdom: 0800 279 5004

USA:  +1646 254 3367

National free phone – USA: 1877 280 2342

France: +33 1 76 77 22 22

National free phone - France: 0805 631 579

Belgium: +32 2 620 0138

National free phone - Belgium: 0800 58032

Netherlands: +31 20 716 8295

National free phone - Netherlands: 0800 020 2577

A question and answer session will follow the presentation of the results. Go to www.argenx.com to access the live audio webcast. The archived webcast will also be available (90 days) for replay shortly after the close of the call from the “Downloads” section of the argenx website.

For further information, please contact:

Joke Comijn, Corporate Communications Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy; its financial condition, results of operation and business outlook; the sufficiency of its cash, cash equivalents and current financial assets; and the momentum of its product candidate pipeline as well as the advancement of, and anticipated clinical development and regulatory milestones and plans related to, and data readouts for, argenx’s product candidates and preclinical and clinical trials. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s initial U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.